UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __________)*

SOLITARIO RESOURCES CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

83422R106
(CUSIP Number)

July 26, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  Rule 13d-1(b)
             X  Rule 13d-1(c)
                  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 83422R106

1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          Zoloto Investors, LP

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)  ✓

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power: -0-

	6.	Shared Voting Power: 2,095,035

	7.	Sole Dispositive Power: -0-

	8.	Shared Dispositive Power: 2,095,035

9.     Aggregate Amount Beneficially Owned by Each Reporting Person: 2,095,035

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.     Percent of Class Represented by Amount in Row (9): 7.4%

12.     Type of Reporting Person (See Instructions):
            PN

CUSIP No. 83422R106

1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          Zoloto, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)  ✓

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power: -0-

	6.	Shared Voting Power: 2,095,035

	7.	Sole Dispositive Power: -0-

	8.	Shared Dispositive Power: 2,095,035

9.     Aggregate Amount Beneficially Owned by Each Reporting Person: 2,095,035

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.     Percent of Class Represented by Amount in Row (9): 7.4%

12.     Type of Reporting Person (See Instructions):
            OO

CUSIP No. 83422R106

1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          Steven A. Webster

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)  ✓

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power: 179,519

	6.	Shared Voting Power: 2,095,035

	7.	Sole Dispositive Power: 179,519

	8.	Shared Dispositive Power: 2,095,035

9.     Aggregate Amount Beneficially Owned by Each Reporting Person: 2,274,554

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.     Percent of Class Represented by Amount in Row (9): 8.0%

12.     Type of Reporting Person (See Instructions):
            IN
Item 1.

(a)     Name of Issuer
          Solitario Resources Corporation

(b)     Address of Issuer's Principal Executive Offices
          4251 Kipling Street, Suite 390
          Wheat Ridge, CO 80033

Item 2.

(a)     Name of Persons Filing
          Zoloto Investors, LP
          Zoloto, LLC
          Steven A. Webster

(b)     Address of Principal Business Office or, if none, Residence
          1000 Louisiana, Suite 1500
          Houston, TX 77002

(c)     Citizenship
          Zoloto Investors, LP is a Delaware limited partnership
          Zoloto, LLC is a Delaware limited liability company
          Steven A. Webster is a citizen of the United States

(d)     Title of Class of Securities
          Common Stock

(e)     CUSIP Number
          83422R106

Item 3. If this statement is filed pursuant to subsection 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)          Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)          Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)          Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)          Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)          An investment adviser in accordance with subsection 240.13d-1(b)(1)(ii)(E).

(f)          An employee benefit plan or endowment fund in accordance with subsection 240.13d-1(b)(1)(ii)(F).

(g)          A parent holding company or control person in accordance with subsection 240.13d-1(b)(1)(ii)(G).

(h)          A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)          A church plan that is excluded from the definition of an investment company under section 3(c)(14)
                             of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)          Group, in accordance with subsection 240. 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Zoloto Investors, LP	-	2,095,035
		Zoloto, LLC	-	2,095,035
		Steven A. Webster	-	2,274,554
(b)	Percent of class:	Zoloto Investors, LP	-	7.4%
		Zoloto, LLC	-	7.4%
		Steven A. Webster	-	8.0%

The calculation of the percentage ownership of the Company's common stock is based on 28,489,492 shares outstanding on March 15, 2006, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
	Zoloto Investors, LP -	-0-
	Zoloto, LLC -	-0-
	Steven A. Webster -	179,519

(ii)	Shared power to vote or to direct the vote:
	Zoloto Investors, LP -	2,095,035
	Zoloto, LLC -	2,095,035
	Steven A. Webster -	2,095,035

(iii)	Sole power to dispose or to direct the disposition of:
	Zoloto Investors, LP -	-0-
	Zoloto, LLC-	-0-
	Steven A. Webster -	179,519

(iv)	Shared power to dispose or to direct the disposition of:
	Zoloto Investors, LP -	2,095,035
	Zoloto, LLC -	2,095,035
	Steven A. Webster -	2,095,035

Item 5.     Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent    Holding Company
   Not Applicable.

Item 8.     Identification and Classification of Members of the Group
                 Not Applicable.

Item 9.     Notice of Dissolution of Group
                 Not Applicable.

Item 10.   Certification
                 (a)          Not Applicable.

                 (b)          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 2006

                                                                                                    Zoloto Investors, LP

                                                                                                    By: Zoloto, LLC
                                                                                                           its general partner

                                                                                                           By:/s/ Steven A. Webster
                                                                                                           Name:  Steven A. Webster
                                                                                                           Title:Sole   Member

                                                                                                           Zoloto, LLC

                                                                                                          By:/s/ Steven A. Webster
                                                                                                          Name:  Steven A. Webster
                                                                                                          Title:  Sole Member

                                                                                                          /s/ Steven A. Webster
                                                                                                     Steven A. Webster, individually

EXHIBIT 99.1

AGREEMENT FOR JOINT FILING PURSUANT TO RULE
13d-1(k)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934

          Pursuant to 17 CFR 240.13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned, by their respective signatures affixed hereto, do hereby agree in writing that this Schedule 13G be and is filed on behalf of each of them. The undersigned further recognize that each of them is responsible for the timely filing of this Schedule 13G and any amendments hereto, and for the completeness and accuracy of any information concerning them contained herein. The undersigned further constitute and appoint Steven A. Webster as lawful attorney-in-fact and agent to execute and file this Schedule 13G and any amendments hereto on their behalf.

          Dated as of this 1st day of May, 2006.

                                                                                                    Zoloto Investors, LP

                                                                                                    By: Zoloto, LLC
                                                                                                           its general partner

                                                                                                           By:/s/ Steven A. Webster
                                                                                                           Name:  Steven A. Webster
                                                                                                           Title:Sole   Member

                                                                                                           Zoloto, LLC

                                                                                                          By:/s/ Steven A. Webster
                                                                                                          Name:  Steven A. Webster
                                                                                                          Title:  Sole Member

                                                                                                          /s/ Steven A. Webster
                                                                                                     Steven A. Webster, individually